SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of June, 2006

Bennett Environmental Inc.

(Translation of registrant’s name into English)

000-30946

(Commission File Number)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐             Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc.

(Registrant)

Date: June 30, 2006

By: /s/ Allan G. Bulckaert

Name: Allan G. Bulckaert

Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated June 29, 2006

Exhibit 99.1

For Immediate Release

Bennett Environmental Inc. Finalizes Purchase of Trans-Cycle Industries Inc.

Oakville, Ontario, June 29, 2006 – Bennett Environmental Inc. (TSX:BEV, AMEX:BEL) announced today that a wholly owned subsidiary has finalized the purchase of substantially all of the assets of Trans-Cycle Industries Inc. (“TCI”), Kirkland Lake, Ontario. The purchase price is $2.150 million, plus or minus working capital which will be determined within the next 30 days.

Al Bulckaert, Bennett’s President and CEO stated that “he is pleased that this purchase is now complete and that the integration of TCI with the other Bennett facilities can begin. It is expected that this acquisition will contribute $5-$6 million in annual revenues and 15%-20% to EBITDA, once the synergies are achieved.”

This acquisition will help Bennett Environmental become a Canadian leader in the remediation and recycling of PCB contaminated electrical equipment and supports the Company’s strategy of sustainability and growth in this current and future market.

TCI is a North American leader in the recycling, dismantling and disposing of obsolete electrical equipment, including transformers, ballasts, capacitors and lead-shielded cable. TCI also has a broad set of permits in Ontario to transport, process and store PCB contaminated waste and operates a state of the art facility in Northern Ontario.

Forward Looking Statements

Certain statements contained in this press release and in certain documents incorporated by reference into this press release constitute forward-looking statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and “confident” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. BEI believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of this press release. BEI undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the U.S. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com.

Contact:

Andrew Boulanger VP and CFO Bennett Environmental (905) 339-1540 ext 210	Michael McSweeney VP Government/Environmental Affairs (905) 339-1540 ext 209